SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 –

Company Registry (NIRE) 41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

Average Effect of 0.0% on Copel's Tariff Adjustment Copel Distribuição

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that the National Electric Energy Agency – ANEEL, in its 21st Ordinary Public Meeting of the Board of Directors of 2024, held on this date, approved the Annual Tariff Adjustment index of Copel Distribuição S.A., with an average effect of 0.00%.

Composition of the Tariff Adjustment

Item	Adjustment Composition (%)
Portion B Update	1.10%
Portion A Update	0.97%
Inclusion of Financial Components	-4.45%
Withdrawal of Financial Components from the Previous Tariff Process	2.39%
Average Effect	0.00%

The update of Portion B, composed of operating costs, annuities, remuneration and depreciation, represented 1.10% in the composition of the average effect, reflecting the accumulated variation in the IPCA of 3.93% in the reference period, discounted from the X Factor of - 0.45%, in addition to the rebate relating to Other Revenues (OR), Surplus Reactives (ER) and Excess Demand (UD).

Portion A, which comprises the costs of charges, transport and energy, represented an increase of 0.97% in the composition of the tariff adjustment, mainly due to the increase in transmission costs of 2.18%, especially in the Basic Network, partially offset by the reduction in Sector Charges by 2.14%.

Still in the tariff process, the negative amount of approximately R$ 1.2 billion was considered in the Financial Component, referring to the effects of the PIS/COFINS credit related to the Federal Law No. 14,385/2022.

The new tariff composition comes into force from June 24, 2024.

Curitiba, June 18, 2024.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 18, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.